January 21, 2021

Filed via EDGAR

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Franklin Fund Allocator Series (the “Registrant”)

File Nos. 811-07851; 333-13601

Dear Ms. Marquigny:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on December 11, 2020 with regard to Amendment No. 92 to the Registrant’s registration statement as it relates to the Franklin LifeSmart™ 2020 Retirement Target Fund (the “2020 Fund”), Franklin LifeSmart™ 2025 Retirement Target Fund, Franklin LifeSmart™ 2030 Retirement Target Fund, Franklin LifeSmart™ 2035 Retirement Target Fund, Franklin LifeSmart™ 2040 Retirement Target Fund, Franklin LifeSmart™ 2045 Retirement Target Fund, Franklin LifeSmart™ 2050 Retirement Target Fund, Franklin LifeSmart™ 2055 Retirement Target Fund, Franklin LifeSmart™ 2060 Retirement Target Fund (together, the “Target Funds”) and Franklin LifeSmart™ Retirement Income Fund (the “Retirement Income Fund” and together with the Target Funds, the “Funds”) filed with the Commission on October 29, 2020 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

1.         Comment:  For each Fund, under “Fund Summaries – Fees and Expenses of the Fund,” please provide updated fee and expense information in the Registrant’s response letter.

Response:  The fee and expense information in the “Shareholder Fees” table for each Fund (other than the footnote regarding the Fund’s fee waiver and expense limitation agreement, which includes the revised disclosure to address Staff comment no. 3 below), have not been revised since the filing of the Registration Statement.  The “Shareholder Fees” table for each Fund, however, are included in Exhibit A to this letter for your convenience.

2.         Comment:  For each Fund, as the Rule 12b-1 fees for Class C and Class R exceed 25 basis points, please confirm that the Fund does not market itself as a no-load fund.

Response:  The Registrant confirms that the Funds are not marketed as “no-load funds.”

U.S. Securities and Exchange Commission
January 22, 2021

3.         Comment:  For each Fund, under “Fund Summaries – Fees and Expenses of the Fund,” the Staff believes that the description of fees waived and expenses reimbursed by the investment manager and separately by the transfer agent are unclear.  Please explain which expenses are the “common expenses” that are subject to these waivers/caps and which expenses are not subject to the waivers/caps.  Also, please clarify what the clause “or to lower the fee waiver and expense limitation” means in practical terms (e.g., clarify whether it means that the Board, the investment manager, or the transfer agent can decrease the expenses shareholders pay even further than the final “total” line in the fee table).

Response:  The Registrant has revised the footnotes accordingly.  The revised footnotes are reflected in the “Shareholder Fees” tables provided in Exhibit A.

4.         Comment:  For each Target Fund, under “Fund Summaries – Principal Investment Strategies,” with respect to the shareholder age expected at initial withdrawal, the Staff believes it is unclear why the required minimum distribution age changed.  Please revise the disclosure to indicate the reason for the change. In your response letter please explain where and how shareholders were informed of that change. Also, please confirm that the Funds’ glidepath and risks have been modified to account for the two additional years and direct us to the corresponding revised disclosure.  If the disclosure and glidepath have not been revised to address the extension of time involved please modify or explain why revised disclosure is not appropriate or necessary.

Response:  The Target Funds’ prospectus has clearly stated that the Target Funds are designed for shareholders who are expecting to retire and to stop making new investments in a Target Fund in the year specified in the Fund’s name, and who are expecting to delay withdrawals until approximately five (5) years after retirement, in line with the required minimum distribution (RMD) age which, prior to January 1, 2020, was age 70 ½.  The Setting Every Community Up for Retirement Enhancement (SECURE) Act, which was part of the Further Consolidated Appropriations Act, 2020, P.L. 116-94, signed on December 20, 2019, changed the RMD age from 70 ½ years to 72 years.  In light of that change, the Target Funds are revising their prospectus to reflect that they are still designed for shareholders who are expecting to retire and to stop making new investments in a Target Fund in the year specified in the Target Fund’s name, and who are expecting to delay withdrawals until RMD age, which is now age 72. The Internal Revenue Service has information on their website about the old and new RMD age and has a FAQ addressing the RMD age for investors.  In addition, news publications, financial publications and financial adviser websites, among others, have described the changes to the RMD age since the SECURE Act was signed.  Finally, investors approaching retirement age (which would currently be shareholders in the 2020 Fund who will reach the RMD age in seven years) will likely be informed of the new RMD age just as they would have been if the change in the RMD age had not occurred.

The Target Funds’ glidepath was extended by one and a half (1 ½) years to reflect the extension of the RMD age (please see the glidepath in the “Fund Details – Principal Investment Policies and Practices” section of the prospectus).  These adjustment to the glidepath resulted in shifts in the allocation of the Funds’ assets at the end of the glidepath by approximately five percent (5%) or less between the equity and fixed income asset classes.  The Registrant does not view these changes as material to its principal investment strategies or risks and, therefore, the Funds’ principal risk disclosure has not been revised to address the extension in the RMD age.  The Registrant believes that the Target Funds’ strategies and risks are appropriate for the Target Funds regardless of the changes to the Target Funds’ glidepath.

U.S. Securities and Exchange Commission
January 21, 2021

In order to address your comment, however, the Registrant has revised the first paragraph of the Fund Details – Principal Investment Strategies” to read as follows:

Each Fund is a “fund of funds” that seeks to achieve its investment goal by investing its assets primarily in other mutual funds, predominantly other Franklin Templeton mutual funds and Franklin Templeton and third party exchange-traded funds (ETFs) (together, the underlying funds). Each Fund employs an asset allocation strategy designed for investors who are expecting to retire and who are likely to stop making new investments in the Fund around the specific target year (target date), as indicated in the Fund’s name, but who are expecting to delay withdrawals until their required minimum distribution age (which currently is approximately seven years after the target date in the Fund’s name, assuming a shareholder turns 65 in the year indicated in the Fund’s name). As of January 1, 2020, the required minimum distribution age changed from 70 ½ to 72.

5.         Comment:  For each Target Fund under “Fund Summary – Principal Investment Strategies,” in the fourth paragraph, please revise the last sentence to clarify that the Fund is currently on the Neutral glidepath and please state when the Fund will reach its final allocation.

Response:  The fourth paragraph in each Target Fund’s “Fund Summary – Principal Investment Strategies” section of the prospectus was revised.  As an example, the 2020 Fund now reads as follows:

The target asset allocations in the Neutral and Defensive Glide Paths change over time, reducing their exposure to equity investments and becoming increasingly conservative until the required minimum distribution age, which currently is approximately seven years after the stated target date, assuming a shareholder turns 65 in the year indicated in the Fund’s name. At that time (seven years after the year indicated in the Fund’s name), the Fund’s final asset allocation mix will be 40% equity funds and 60% fixed-income funds if the Fund is following the Neutral Glide Path or 30% equity funds and 70% fixed-income funds if the Fund is following the Defensive Glide Path. On or around the date of this prospectus, the investment manager anticipates that the Fund will be following the Neutral Glide Path and, consequently, its asset allocation mix will be approximately 51% equity funds and 49% fixed-income funds.

6.         Comment:  For each Fund, under the “Fund Summary – Principal Risks – Debt Funds” section of the prospectus, given the allocation to debt securities, the present low interest rate and credit environment, as well as each Fund’s fees, please consider additional disclosure addressing the possibility that the Fund may experience losses if its earned income is insufficient to cover expenses.

U.S. Securities and Exchange Commission
January 21, 2021

Response:  The following has been added to the Funds’ “Debt Funds” risk:

During low interest rate environments, the risk that interest rates will rise is increased. Such increases may expose fixed income markets to heightened volatility and reduced liquidity for certain fixed income investments, particularly those with longer maturities. In addition, low interest rate environments may prevent a debt fund from paying expenses out of its assets if its earned income is insufficient to cover expenses.

7.         Comment:  For each Fund, under the “Fund Summary – Performance” section of the prospectus, please state whether the new index is intended to be the primary index.  If so, please explain how the withholding rates of the old and new benchmarks differ and why the index calculated net of taxes on dividends rather than gross of such taxes is more consistent with the Fund’s actual withholdings.  If the new benchmark is a secondary index and does not replace the primary, the footnote explanation is not required.

Response:  The MSCI All Country World Index (ACWI)-NR is the Funds’ new primary benchmark.  MSCI maintains two index versions for the MSCI ACWI, one gross of taxes on dividends (the “Gross Index”) and one net of taxes on dividends (the “Net Index”).  The Gross Index assumes that an investor is not domiciled anywhere in the world and therefore collects dividends free of withholding taxes.  The Net Index assumes that an investor is domiciled in every country and thus receives dividends net of withholding taxes from every country. The actual withholding rates for the Funds are closer to the Net Series’ assumptions.  In the last decade, many of the Funds’ competitor funds that have global benchmarks also have moved toward using the net of taxes on dividends versions of their benchmarks for the same reasons discussed above. The footnote to the Average Annual Total Returns table has been revised to read as follows:

1. The MSCI All Country World Index-NR (net of taxes on dividends) is replacing the MSCI All Country World Index (gross of taxes on dividends) as a primary benchmark because the investment manager believes that the actual withholding rates for the Fund are closer to the assumptions of the MSCI All Country World Index-NR (net of taxes on dividends).

8.         Comment:  For the Franklin LifeSmart Retirement 2060 Target Fund (the “2060 Fund”), under the “Fund Summary – Fees and Expenses” section of the prospectus, please explain in the response letter why the fee and expense information will be updated in the Rule 485(b) filing.  Given that this is a new series, and all figures are estimated as noted in footnote 1, why was the correct information not included in the initial Rule 485(a) filing?  Also, why is the transfer agent’s fee limitation on Class R6 shares different for this Fund than all of the other funds.

Response:  The fee and expense information for the 2060 Fund has not been revised since the filing of the Registration Statement.  The indication that information was to be updated in the Rule 485(b) filing was relating to the termination date of the fee waiver and expense reimbursement agreement, which has since been confirmed.  The transfer agent fee limitation is the same for the 2060 Fund as it is for all of the other Target Funds as indicated in the Registration Statement. As noted above, the fee and expense tables for all Funds are included in Exhibit A for your convenience.

U.S. Securities and Exchange Commission
January 21, 2021

9.         Comment:  For the 2060 Fund, under the “Fund Summary – Portfolio Turnover” section of the prospectus, please consider noting that the Fund’s portfolio turnover rate is not provided because the Fund had not yet begun operations at the time of the prospectus.

Response:  The following sentence has been added to the “Fund Summary – Portfolio Turnover” section of the Funds’ prospectus:

As of the date of this prospectus, the Fund has not yet begun operations and therefore does not have a portfolio turnover rate.

10.       Comment:  For all Funds, it is the Staff’s understanding that the financial condition and business operations of many companies in which a fund may invest have been significantly impacted by the COVID 19 pandemic and related responses to the pandemic. With a view to disclosure, please tell us whether (and if so how) the adviser is adjusting its principal strategies and investment related valuation models to account for business related impacts of COVID-19 including how it distinguishes and accounts for transitory and permanent changes to a business’ fundamentals. Also, please review the Fund’s existing prospectus strategy and risk disclosures and, in light of your responses, supplement or revise to reflect adaptations to the investment manager’s investment selection/retention considerations, process, and decisions.  If the Registrant believes that revisions or additional disclosure is not warranted, please supplementally explain why not. Your revised disclosure should focus on the particular risks investors may face as a result of the government’s response to COVID-19 and other social issues. Please note that you should consider this comment independently for each Fund and provide unique responses and/or disclosure revisions as appropriate.

Response:  The Funds’ portfolio managers have not revised their investment strategies due to the COVID-19 pandemic, but instead have continued to review each underlying funds’ fundamentals under the same process that it always has, taking into consideration the underlying funds’ holdings, the business fundamentals of the underlying funds’ holdings in the current environment and current market risks, including pandemic.  The Funds have added the following risk disclosure to the Funds’ prospectuses under “Market” risk:

The current global outbreak of the novel strain of coronavirus, COVID-19, has resulted in market closures and dislocations, extreme volatility, liquidity constraints and increased trading costs. Efforts to contain the spread of COVID-19 have resulted in global travel restrictions and disruptions of healthcare systems, business operations and supply chains, layoffs, reduced consumer demand, defaults and credit ratings downgrades, and other significant economic impacts. The effects of COVID-19 have impacted global economic activity across many industries and may heighten other pre-existing political, social and economic risks, locally or globally. The full impact of the COVID-19 pandemic is unpredictable and may adversely affect the Fund’s performance.

U.S. Securities and Exchange Commission
January 21, 2021

11.       Comment:  In the “Fund Details – Management” section of the prospectus, please add disclosure explaining the practical effect of the difference in the terms of the management agreement of the 2060 fund and the other Target Funds in this prospectus.

Response:  The disclosure regarding the 2060 Fund’s investment management agreement in the prospectus has been revised to read as follows:

For the 2060 Fund, the investment manager provides the same general investment management and administrative services to the Fund under its investment management agreement as it provides to the other Funds under their investment management and asset allocation agreements for the same monthly fee (equivalent to an annual rate of 0.25% of the average daily net assets of the Fund).  Under the 2060 Fund’s investment management agreement, however, the investment manager may receive fees for investment management services (rather than just asset allocation services as is permitted under the investment management and asset allocation agreements), which may include investing directly in securities or other instruments.  The 2060 Fund, however, does not currently intend to invest directly in securities or other instruments (other than the underlying funds) as a principal investment strategy.

12.       Comment:  In your response letter, please confirm that the appendices cover all financial intermediaries that offer sales charge variations other than those described in the prospectus and fully describe the details of each such arrangement.  See IMGU 2016-06 at page 2.

Response:  The Registrant confirms that the appendices cover all financial intermediaries that offer sales charge variations other than those described in the prospectus and fully describe the details of each such arrangement as such arrangements were described by the intermediaries to the Funds.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711, or in her absence Brian Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray

Steven J. Gray

Co-Secretary and Vice President

Exhibit A

Franklin LifeSmart™ 2020 Retirement Target Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Management fees	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and service (12b-1) fees	0.25%	1.00%	0.50%	None	None
Other expenses	0.47%	0.47%	0.47%	0.35%	0.47%
Acquired fund fees and expenses[1]	0.36%	0.36%	0.36%	0.36%	0.36%
Total annual Fund operating expenses[1]	1.33%	2.08%	1.58%	0.96%	1.08%
Fee waiver and/or expense reimbursement[2]	-0.63%	-0.63%	-0.63%	-0.56%	-0.63%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	0.70%	1.45%	0.95%	0.40%	0.45%

1. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual fund operating expenses (including acquired fees and expenses but excluding Rule 12b-1 fees and certain non-routine expenses) for each class of the Fund do not exceed 0.45% until April 30, 2022. In addition, the transfer agent has contractually agreed to limit its fees on Class R6 shares to 0.00% until April 30, 2022. During their terms, these fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the Board of Trustees except that the investment manager or transfer agent may amend the agreement to add series and classes, to reflect the extension of termination dates, or to lower the cap on fees and expenses, which would result in lower fees for shareholders.

Franklin LifeSmart™ 2025 Retirement Target Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Management fees	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and service (12b-1) fees	0.25%	1.00%	0.50%	None	None
Other expenses	0.30%	0.30%	0.30%	0.16%	0.30%
Acquired fund fees and expenses[1]	0.37%	0.37%	0.37%	0.37%	0.37%
Total annual Fund operating expenses[1]	1.17%	1.92%	1.42%	0.78%	0.92%
Fee waiver and/or expense reimbursement[2]	-0.47%	-0.47%	-0.47%	-0.38%	-0.47%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	0.70%	1.45%	0.95%	0.40%	0.45%

1. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual fund operating expenses (including acquired fees and expenses but excluding Rule 12b-1 fees and certain non-routine expenses) for each class of the Fund do not exceed 0.45% until April 30, 2022. In addition, the transfer agent has contractually agreed to limit its fees on Class R6 shares to 0.00% until April 30, 2022. During their terms, these fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the Board of Trustees except that the investment manager or transfer agent may amend the agreement to add series and classes, to reflect the extension of termination dates, or to lower the cap on fees and expenses, which would result in lower fees for shareholders.

Franklin LifeSmart™ 2030 Retirement Target Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Management fees	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and service (12b-1) fees	0.25%	1.00%	0.50%	None	None
Other expenses	0.52%	0.52%	0.52%	0.28%	0.52%
Acquired fund fees and expenses[1]	0.37%	0.37%	0.37%	0.37%	0.37%
Total annual Fund operating expenses[1]	1.39%	2.14%	1.64%	0.90%	1.14%
Fee waiver and/or expense reimbursement[2]	-0.69%	-0.69%	-0.69%	-0.50%	-0.69%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	0.70%	1.45%	0.95%	0.40%	0.45%

1. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual fund operating expenses (including acquired fees and expenses but excluding Rule 12b-1 fees and certain non-routine expenses) for each class of the Fund do not exceed 0.45% until April 30, 2022. In addition, the transfer agent has contractually agreed to limit its fees on Class R6 shares to 0.00% until April 30, 2022. During their terms, these fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the Board of Trustees except that the investment manager or transfer agent may amend the agreement to add series and classes, to reflect the extension of termination dates, or to lower the cap on fees and expenses, which would result in lower fees for shareholders.

Franklin LifeSmart™ 2035 Retirement Target Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Management fees	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and service (12b-1) fees	0.25%	1.00%	0.50%[1]	None	None
Other expenses	0.36%	0.36%	0.36%	0.16%	0.36%
Acquired fund fees and expenses[2]	0.38%	0.38%	0.38%	0.38%	0.38%
Total annual Fund operating expenses[2]	1.24%	1.99%	1.49%	0.79%	0.99%
Fee waiver and/or expense reimbursement[3]	-0.54%	-0.54%	-0.54%	-0.39%	-0.54%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2,3]	0.70%	1.45%	0.95%	0.40%	0.45%

1. Class R distribution and service (12b-1) fees have been restated to reflect the maximum annual rate set by the board of trustees. Consequently, the total annual fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights.

2. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

3. The investment manager has contractually agreed to waive or assume certain expenses so that total annual fund operating expenses (including acquired fees and expenses but excluding Rule 12b-1 fees and certain non-routine expenses) for each class of the Fund do not exceed 0.45% until April 30, 2022. In addition, the transfer agent has contractually agreed to limit its fees on Class R6 shares to 0.00% until April 30, 2022. During their terms, these fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the Board of Trustees except that the investment manager or transfer agent may amend the agreement to add series and classes, to reflect the extension of termination dates, or to lower the cap on fees and expenses, which would result in lower fees for shareholders.

Franklin LifeSmart™ 2040 Retirement Target Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Management fees	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and service (12b-1) fees	0.25%	1.00%	0.50%	None	None
Other expenses	0.68%	0.68%	0.68%	0.33%	0.68%
Acquired fund fees and expenses[1]	0.38%	0.38%	0.38%	0.38%	0.38%
Total annual Fund operating expenses[1]	1.56%	2.31%	1.81%	0.96%	1.31%
Fee waiver and/or expense reimbursement[2]	-0.86%	-0.86%	-0.86%	-0.56%	-0.86%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	0.70%	1.45%	0.95%	0.40%	0.45%

1. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual fund operating expenses (including acquired fees and expenses but excluding Rule 12b-1 fees and certain non-routine expenses) for each class of the Fund do not exceed 0.45% until April 30, 2022. In addition, the transfer agent has contractually agreed to limit its fees on Class R6 shares to 0.00% until April 30, 2022. During their terms, these fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the Board of Trustees except that the investment manager or transfer agent may amend the agreement to add series and classes, to reflect the extension of termination dates, or to lower the cap on fees and expenses, which would result in lower fees for shareholders.

Franklin LifeSmart™ 2045 Retirement Target Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Management fees	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and service (12b-1) fees	0.25%	1.00%	0.50%[1]	None	None
Other expenses	0.48%	0.48%	0.48%	0.21%	0.48%
Acquired fund fees and expenses[2]	0.38%	0.38%	0.38%	0.38%	0.38%
Total annual Fund operating expenses[2]	1.36%	2.11%	1.61%	0.84%	1.11%
Fee waiver and/or expense reimbursement[3]	-0.66%	-0.66%	-0.66%	-0.44%	-0.66%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2,3]	0.70%	1.45%	0.95%	0.40%	0.45%

1. Class R distribution and service fees (12b-1) have been restated to reflect the maximum annual rate set by the board of trustees. Consequently, the total annual fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights.

2. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

3. The investment manager has contractually agreed to waive or assume certain expenses so that total annual fund operating expenses (including acquired fees and expenses but excluding Rule 12b-1 fees and certain non-routine expenses) for each class of the Fund do not exceed 0.45% until April 30, 2022. In addition, the transfer agent has contractually agreed to limit its fees on Class R6 shares to 0.00% until April 30, 2022. During their terms, these fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the Board of Trustees except that the investment manager or transfer agent may amend the agreement to add series and classes, to reflect the extension of termination dates, or to lower the cap on fees and expenses, which would result in lower fees for shareholders.

Franklin LifeSmart™ 2050 Retirement Target Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Management fees	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and service (12b-1) fees	0.25%	1.00%	0.50%	None	None
Other expenses	0.85%	0.85%	0.85%	0.37%	0.85%
Acquired fund fees and expenses[1]	0.38%	0.38%	0.38%	0.38%	0.38%
Total annual Fund operating expenses[1]	1.73%	2.48%	1.98%	1.00%	1.48%
Fee waiver and/or expense reimbursement[2]	-1.03%	-1.03%	-1.03%	-0.60%	-1.03%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	0.70%	1.45%	0.95%	0.40%	0.45%

1. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual fund operating expenses (including acquired fees and expenses but excluding Rule 12b-1 fees and certain non-routine expenses) for each class of the Fund do not exceed 0.45% until April 30, 2022. In addition, the transfer agent has contractually agreed to limit its fees on Class R6 shares to 0.00% until April 30, 2022. During their terms, these fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the Board of Trustees except that the investment manager or transfer agent may amend the agreement to add series and classes, to reflect the extension of termination dates, or to lower the cap on fees and expenses, which would result in lower fees for shareholders.

Franklin LifeSmart™ 2055 Retirement Target Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Management fees	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and service (12b-1) fees	0.25%	1.00%	0.50%	None	None
Other expenses	2.00%	2.00%	2.00%	0.93%	2.00%
Acquired fund fees and expenses[1]	0.37%	0.37%	0.37%	0.37%	0.37%
Total annual Fund operating expenses[1]	2.87%	3.62%	3.12%	1.55%	2.62%
Fee waiver and/or expense reimbursement[2]	-2.17%	-2.17%	-2.17%	-1.15%	-2.17%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	0.70%	1.45%	0.95%	0.40%	0.45%

1. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual fund operating expenses (including acquired fees and expenses but excluding Rule 12b-1 fees and certain non-routine expenses) for each class of the Fund do not exceed 0.45% until April 30, 2022. In addition, the transfer agent has contractually agreed to limit its fees on Class R6 shares to 0.00% until April 30, 2022. During their terms, these fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the Board of Trustees except that the investment manager or transfer agent may amend the agreement to add series and classes, to reflect the extension of termination dates, or to lower the cap on fees and expenses, which would result in lower fees for shareholders.

Franklin LifeSmart™ 2060 Retirement Target Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Management fees	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and service (12b-1) fees	0.25%	1.00%	0.50%	None	None
Other expenses[1]	0.70%	0.70%	0.70%	0.65%	0.70%
Acquired fund fees and expenses[1]	0.37%	0.37%	0.37%	0.37%	0.37%
Total annual Fund operating expenses	1.57%	2.32%	1.82%	1.27%	1.32%
Fee waiver and/or expense reimbursement	-0.87%	-0.87%	-0.87%	-0.87%	-0.87%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.70%	1.45%	0.95%	0.40%	0.45%

1. Other expenses and acquired fund fees and expenses are based on estimated amounts for the current fiscal year.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual fund operating expenses (including acquired fees and expenses but excluding Rule 12b-1 fees and certain non-routine expenses) for each class of the Fund do not exceed 0.45% until April 30, 2022. In addition, the transfer agent has contractually agreed to limit its fees on Class R6 shares to 0.00% until April 30, 2022. During their terms, these fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the Board of Trustees except that the investment manager or transfer agent may amend the agreement to add series and classes, to reflect the extension of termination dates, or to lower the cap on fees and expenses, which would result in lower fees for shareholders.

Franklin LifeSmart™ Retirement Income Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class R6	Advisor Class
Management fees	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and service (12b-1) fees	0.25%	1.00%[1]	0.50%[1]	None	None
Other expenses	0.45%	0.45%	0.45%	0.34%	0.45%
Acquired fund fees and expenses[2]	0.33%	0.33%	0.33%	0.33%	0.33%
Total annual Fund operating expenses[2]	1.28%	2.03%	1.53%	0.92%	1.03%
Fee waiver and/or expense reimbursement[3]	-0.65%	-0.65%	-0.65%	-0.59%	-0.65%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2,3]	0.63%	1.38%	0.88%	0.33%	0.38%

1. Class C and Class R distribution and service fees (12b-1) have been restated to reflect the maximum annual rate set by the board of trustees. Consequently, the total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights.

2. Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

3. The investment manager has contractually agreed to waive or assume certain expenses so that total annual fund operating expenses (excluding acquired fees and expenses, Rule 12b-1 fees and certain non-routine expenses) for each class of the Fund do not exceed 0.05% until April 30, 2022. In addition, the transfer agent has contractually agreed to limit its fees on Class R6 shares to 0.00% until April 30, 2022. During their terms, these fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the Board of Trustees except that the investment manager or transfer agent may amend the agreement to add series and classes, to reflect the extension of termination dates, or to lower the cap on fees and expenses, which would result in lower fees for shareholders.